Filed by Yadkin Valley Financial Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Commission File No: 0001366367

Subject Company: American Community Bancshares, Inc.

Commission File No: 0001106980

Yadkin Valley Financial Corporation issued the following press release today:

Yadkin Valley Financial Corporation Receives Regulatory Approvals for American Community Bancshares Merger

Elkin, NC – February 5, 2009 – Yadkin Valley Financial Corporation (Nasdaq GS:  YAVY) announced that it has received the approval by the Federal Deposit Insurance Corporation (“FDIC”), which was received in addition to the previously announced approvals by the North Carolina Commissioner of Banks and the Federal Reserve for its merger with American Community Bancshares (NASDAQ CM:  ACBA).

“We are pleased that the merger has received approval from the FDIC,” said Bill Long, President and CEO. “This concludes all of the necessary regulatory approvals, and the remaining piece to complete the merger is shareholder approval.  We continue to work diligently on our integration efforts, and look forward to taking our bank to the next level as a strong franchise serving the Charlotte area, which we believe is one of the Southeast’s most attractive markets.”

As previously announced, the special meetings of each company’s shareholders are set for February 26, 2009. The merger is expected to close as soon as reasonably practicable after the shareholder meetings.

About Yadkin Valley Financial Corporation

Yadkin Valley Financial Corporation is the holding company for Yadkin Valley Bank and Trust Company, a full service community bank providing services in 29 branches throughout its four regions in North Carolina. The Yadkin Valley Bank region serves Ashe, Forsyth, Surry, Wilkes, and Yadkin Counties.  The Piedmont Bank region serves Iredell and Mecklenburg Counties. The High Country Bank region serves Avery and Watauga Counties. The Cardinal State Bank region serves Durham, Orange, and Granville Counties. The Bank provides mortgage lending services through its subsidiary, Sidus Financial, LLC, headquartered in Greenville, North Carolina and operates a loan production office in Wilmington, NC. Securities brokerage services are provided by Main Street Investment Services, Inc., a Bank subsidiary with four offices located in the branch network. Yadkin Valley Financial Corporation website is www.yadkinvalleybank.com.  Yadkin Valley shares are traded on the NASDAQ Global Select Market under the symbol YAVY.

About American Community Bancshares

American Community Bancshares, headquartered in Charlotte, NC is the holding company for American Community Bank. American Community Bank is a full service community bank, headquartered in Monroe, NC with nine North

Carolina offices located in the fast growing Union and Mecklenburg counties and four South Carolina offices located in York and Cherokee counties. The Bank provides a wide assortment of traditional banking and financial services offered with a high level of personal attention. American Community Bancshares website is www.americancommunitybank.com. American Community Bancshares stock is traded on the NASDAQ Capital Market under the symbol “ACBA”.

For additional information contact:

William A. Long

President and CEO

Edwin E. Laws

CFO

(336) 526-6312

Megan R. Malanga

Nvestcom Investor Relations

(954) 781-4393

megan.malanga@nvestcom.com

Yadkin Valley Financial Corporation and American Community Bancshares have filed a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (“SEC”) and the Federal Deposit Insurance Corporation (the “FDIC”).

INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors may obtain these documents free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by Yadkin Valley Financial Corporation will be available free of charge from Yadkin Valley Financial Corporation, Attention: William A. Long, President and CEO, Yadkin Valley Financial Corporation, 209 North Bridge Street, Elkin, North Carolina 28621-3404, (336-526-6300), or to Randy P. Helton, President, CEO, and Chairman, American Community Bancshares, Inc., 4500 Cameron Valley Parkway, Suite 150, Charlotte, NC 28211, (704-225-8444).

This press release may contain certain forward-looking statements regarding Yadkin Valley Financial Corporation’s prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934.  Yadkin Valley Financial Corporation intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of these safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of Yadkin Valley Financial Corporation, are generally identified by use of the words “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or other similar expressions.  Yadkin Valley Financial Corporation’s ability to predict results or the actual effects of its plans and strategies is inherently uncertain.  Accordingly, actual results may differ materially from anticipated results.

The following factors, among others, could cause the actual results of the merger to differ materially from the expectations stated in this press release: the ability of the companies to obtain the required shareholder of the merger; the ability to effect the proposed restructuring; the ability of the companies to consummate the merger; the ability to successfully integrate the companies following the merger; a materially adverse change in the financial condition of either company; the ability to fully realize the expected cost savings and revenues; and the ability to realize the expected cost savings and revenues on a timely basis.

Other factors that could cause the actual results of the merger to differ materially from current expectations include a change in economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the companies’ operations, pricing, and services.

Yadkin Valley Financial Corporation undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

###